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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

GLOBAL ENERGY GROUP, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

37941V 10 5

(Cusip Number)

David E. Webb
5000 Legacy Drive, Suite 490
Plano, Texas 75024

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 30, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 Pages

CUSIP No. 37941V 10 5			Page 2 of 6

1.	Name of Reporting Person: Global Energy Acquisition Group, L.L.C.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Oklahoma, USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 12,786,000

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 12,786,000

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,786,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 48.1%

14.	Type of Reporting Person (See Instructions): CO

Schedule 13D
CUSIP No. 37941V 10 5	Page 3 of 6 Pages

Item 1. Security and Issuer.

This statement on Schedule 13D (“Schedule 13D”) is being filed with respect to the common stock (the “Common Stock”), $0.001 par value per share, of Global Energy Group, Inc., a Delaware corporation (the “Issuer” or the “Company”). The Issuer’s principal executive office is located at 2346 Success Drive, Odessa, FL 33556.

Item 2. Identity and Background.

This statement is filed by Global Energy Acquisition Group, L.L.C., an Oklahoma limited liability company (“GEAG”). The address of GEAG’s principal office is 1425 East 71st Street, Tulsa, OK 74136. Its principal business is acquiring an interest in the Issuer. During the last five years, GEAG has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

To acquire Common Stock in the Issuer, GEAG has used and will use its working capital, contributed to it by its various equity owners, and may use other funds at such time additional securities of the Issuer are acquired. If other funds are used, this Schedule 13D will be amended accordingly.

Item 4. Purpose of Transaction.

See Item 5.

Item 5. Interest in Securities of the Issuer.

          In connection financing transactions completed in 2003 between the Company and GEAG, as of December 2003 GEAG held warrants to purchase 4,420,000 shares of the Company’s common stock.

          In January, 2004, the Company completed a financing transaction (the “Financing Transaction”), which is described in greater detail in the following sections of this Statement. Under the Financing Transaction, the Company carried out, among other matters, the following actions:

•	The agreement to issue to GEAG warrants to purchase shares of the Company’s common stock, all at an exercise price of $0.10 per share:

•	warrants to purchase approximately 1,126,000 shares of the Company’s common stock at a price of $1.00 per share. These warrants, together with shares of the Company’s 6% Series B Redeemable Preferred Stock (the “Series B Preferred Stock”), were issued to GEAG in exchange for promissory notes previously issued to GEAG for bridge loan financing provided by GEAG in the latter part of 2003 and early 2004.

•	warrants to purchase approximately 7,240,000 million shares of the Company’s common stock have been issued or are issuable through March 2004. These warrants, together with shares of the Company’s Series B Preferred Stock, were issued to GEAG in exchange for cash invested in the Company by GEAG through March 2004.

•	warrants to purchase up to 12.0 million shares of the Company’s common stock will be issued, together with shares of the Company’s Series B Preferred Stock, in exchange for cash invested by GEAG over the eighteen months following the closing of the Financing Transaction.

•	The agreement to issue, for cash, of up to 2,000,000 shares of Series B Preferred Stock at a price of $1.00 per share, at the option of GEAG. These shares, if issued, will be issued in exchange for cash to be invested in the Company by GEAG at any time prior to September 15, 2008. For each dollar of cash invested in Series B Preferred Stock, GEAG also will receive warrants to purchase 10 shares of the Company’s Common Stock at a price of $0.10 per share.

Schedule 13D
CUSIP No. 37941V 10 5	Page 4 of 6 Pages

          GEAG’s investment obligation is set forth in the Series B Purchase Agreement between GEAG and the Company, the material terms of which are as follows:

          Amount Of Investment. In the first eighteen months after the closing of the Financing Transaction, GEAG must purchase at least 2.5 million shares of Series B Preferred Stock in amounts that correspond to the ongoing operational expenses of the Company during that period of time. These shares have been and will be purchased for cash and for outstanding 90-day bridge notes issued with respect to loans previously made to the Company. In addition, GEAG has the option to invest an additional $2.0 million, at its discretion, at any time on or before September 15, 2008.

          Series B Warrants. As additional consideration and as an inducement to make its investment in the Company, stock purchase warrants (“Series B Warrants”) have been and will be issued to GEAG in connection with issuing the Series B Preferred Stock, in amounts described in further detail in this Statement above. The Series B Warrants give GEAG the right to purchase shares of common stock at $0.10 per share and are exercisable for seven years from the date of issuance. The Series B Warrants cover ten shares of common stock for each share of Series B Preferred Stock issued for cash and two shares of common stock for each share of Series B Preferred Stock issued in exchange for outstanding 90-day bridge notes of the Company (warrants were issued only with respect to the principal portion of such notes and not the interest portion).

          Use Of Proceeds. GEAG’s investment has been and will be applied to ongoing financial obligations, including dividend and redemption payments on preferred stock and obligations under the Turnaround Services Agreement.

          Limit On GEAG’s Obligation. GEAG will be relieved of its investment obligation at GEAG’s discretion if the Company breaches its obligations under the Series B Purchase Agreement or suffers a material adverse change.

As a result of the financing transactions completed in 2003 and the Financing Transaction completed in January 2004, warrants to purchase approximately 12,786,000 shares of the Issuer’s common stock are issued or issuable to GEAG. If GEAG were to exercise all its warrants, and if no additional shares of the Issuer’s Common Stock were issued to any other person, GEAG would own approximately 48.1% of the then outstanding shares of the Issuer’s Common Stock. GEAG has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition, of such shares. Currently, Carlos Coe serves as a director and as the Company’s Chief Executive Officer, and John R. Bailey serves as a director and as the Company’s President, Chief Financial Officer, Chief Operating Officer and Secretary. The Company’s board of directors is currently comprised of Mr. Bailey and Mr. Coe, as well as David E. Webb, Henry M. Burkhalter and Steven Fox.

          As a requirement of the Financing Transaction, GEAG required that the Company enter into a product distribution agreement with Global Energy Distribution Group, L.L.C. (“GEDG”), an affiliate of GEAG. This agreement grants to GEDC non-exclusive product distribution rights (and, under certain circumstances, manufacturing rights). However, the agreement provides that if aggregate financing provided by GEAG reaches $500,000 GEDG’s distribution rights become exclusive, except for any distribution rights held at the time by other parties. Financing provided by GEAG reached $500,000 in January 2004. Accordingly, GEDG’s distributorship is now an exclusive one, except for any certain distribution rights held by other parties.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Item 5.

Item 7. Material to Be Filed as Exhibits.

Exhibit no.	Description
1*	Promissory Note dated September 26, 2003
2*	Stock Purchase Warrant dated September 26, 2003
3*	Promissory Note dated October 16, 2003
4*	Stock Purchase Warrant dated October 16, 2003 (Subsequent stock purchase warrants have been

Schedule 13D
CUSIP No. 37941V 10 5	Page 5 of 6 Pages

issued in the same form, differing only as to dates of issuance, exercise and expiration, and number of shares covered thereby.)
5**	Series B Purchase Agreement dated as of January 30, 2004 between the Company and Global Energy Acquisition Group, L.L.C
6**	Distribution Agreement dated January 30, 2004 with Global Energy Distribution Group, L.L.C. (GEDG)
7**	License Agreement dated January 30, 2004 with GEDG
8**	Form of Stock Purchase Warrant issued or issuable to GEAG

*          Incorporated by reference to the similarly named exhibits to the Issuer’s Current Statement on Form 8-K filed January 7, 2004.

**          Incorporated by reference to the similarly named exhibits to the Issuer’s Report on Form 10-KSB filed on April 14, 2004.

Schedule 13D
CUSIP No. 37941V 10 5	Page 6 of 6 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 14, 2004

Date

/s/ David E. Webb
Signature

David E. Webb, Member

Name/Title